[redacted]

15026555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAY 28 2015
189

SEC FILE NUMBER
8-31173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/14 (MM/DD/YY) AND ENDING 3/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 River Place
(No. and Street)

Madison	WI	53716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Williams (608) 221-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Ave, 32nd Fl	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 5/28

ty 5/28

OATH OR AFFIRMATION

I, Mari J. Buechner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coordinated Capital Securities, Inc., as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of March 31, 2015, and the related statements of income (loss), stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Coordinated Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coordinated Capital Securities, Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 10-11 has been subjected to audit procedures performed in conjunction with the audit of Coordinated Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Coordinated Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 21, 2015

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2015

ASSETS

Cash and cash equivalents	$ 527,827
Commissions receivable	406,074
Deposit with clearing broker	28,441
Intangible asset	42,000
TOTAL ASSETS	$ 1,004,342

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 387,651
Accrued Expenses	35,669
Total Liabilities	423,320
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	330,546
Total Stockholder's Equity	581,022
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,004,342

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF INCOME (LOSS)
For the Year Ended March 31, 2015

REVENUE	
Commissions	$ 6,374,847
Other income	708,065
Total revenue	7,082,912
OPERATING EXPENSES	
Commissions, other compensation and related benefits	5,735,967
Management fees and incentive bonuses	1,225,000
Clearing and execution costs	99,192
Other operating expenses	41,413
Total operating expenses	7,101,572
NET LOSS	$ (18,660)

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2015

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
BALANCES, April 1, 2014	$ 6,000	$ 244,476	$ 349,206	$ 599,682
Net Loss	-	-	(18,660)	(18,660)
BALANCES, March 31, 2015	$ 6,000	$ 244,476	$ 330,546	$ 581,022

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (18,660)
Adjustments to reconcile net loss to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Commissions receivable	(26,619)
Commissions payable	46,339
Accrued expenses	(3,530)
Net Cash Flows Used by Operating Activities	(2,470)
Net Change in Cash and Cash Equivalents	(2,470)
CASH AND CASH EQUIVALENTS - Beginning of Year	530,297
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 527,827

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. (the "Company") is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business in financial services. The Company offers mutual funds, variable insurance products, college savings plans and alternative investments with investment companies and sponsors throughout the United States. The Company also offers securities on a fully disclosed basis through its clearing firm. The Company is a state-registered investment advisor and also provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At times, these may exceed federally insured limits. As a result, the Company is exposed to custodial credit risk.

Marketable Securities

Marketable securities, primarily mutual funds, are stated at market value and are classified as trading securities. Investment transactions are recorded on the trade date. Realized gains and losses and changes in unrealized gain and losses on investments are recognized in the periods in which the securities are sold or the changes occur using the specific-identification method and are included in other income in the Statement of Income (Loss). Interest and dividends on securities are included in other income when earned.

Exemptive Provision

With respect to all securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the provisions disclosed in the preceding paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of commissions receivable. As of March 31, 2015, no allowance for doubtful accounts is provided as all receivables are considered collectible.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Commission Revenue

The Company recognizes revenue at the time new applications are completed and submitted or at the time the commissions are received for existing account transactions. Transactions involving registered traded securities in brokerage accounts are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

Intangible Asset

The customer list is carried at the total carrying amount. Each year the Company reviews the list and assesses the active customer base to determine if an impairment is necessary. No impairment was considered necessary as of March 31, 2015.

Income Taxes

The Company is included in the consolidated return of the Parent. The Company pays the income tax for which they are liable. The Company paid $19,535 for federal income taxes for 2014 that were included in management fees in the Statement of Income (Loss).

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no such positions as of March 31, 2015. The Company accrues interest and penalties related to such positions through management fee paid to the Parent. As of March 31, 2015 the Company had no accrued interest and penalties. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2011.

Guarantees and Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2015, the Company had net capital of $492,511 which was $442,511 in excess of its net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2015 was .86 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly-owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

During the year ended March 31, 2015, the Company paid management fees of $960,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses. The Company also paid an incentive bonus of $265,000 to the Parent based on capital levels of the Company, which is included in Management fees and incentive bonuses on the Statement of Income (Loss).

NOTE 5 - Fair Value Measurements

Accounting guidance for fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

NOTE 5 - Fair Value Measurements (cont.)

- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used by the Company for investments measured at fair value:

Cash and cash equivalents. These securities are valued based on quoted prices in an active market and are classified within Level 1 of the valuation hierarchy.

The following is a summary of the valuation hierarchy used for the Company's cash equivalents as of March 31, 2015:

	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$ 527,827	$ -	$ -	$ 527,827
	$ 527,827	$ -	$ -	$ 527,827

NOTE 6 – Subsequent Events

The Company has evaluated subsequent events through May 21, 2015, which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

SUPPLEMENTAL INFORMATION

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION CAPITAL RULE
As of March 31, 2015

AGGREGATE INDEBTEDNESS	
Commission payable	$ 387,651
Accrued Expenses	35,669
Total Aggregate Indebtedness	$ 423,320
Minimum required net capital (based on aggregate indebtedness)	$ 28,235
NET CAPITAL	
Stockholder's equity	$ 581,022
Deductions:	
Non-allowable commissions receivable	45,942
Haircuts on investments	569
Other long-term assets	42,000
Net Capital	492,511
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 442,511
Ratio of aggregate indebtedness to net capital	.86 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of March 31, 2015 and for the period June 1, 2014 through
March 31, 2015

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coordinated Capital Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Coordinated Capital Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Coordinated Capital Securities, Inc. stated that Coordinated Capital Securities, Inc. met the identified exemption provisions as of March 31, 2015 and for the period June 1, 2014 through March 31, 2015 without exception. Coordinated Capital Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coordinated Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 21, 2015

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended March 31, 2015

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2015, which were agreed to by Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) (the "Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "Specified Parties") solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including outgoing check copies, noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended Tuesday, March 31, 2015 with amounts reported in the Form SIPC-7 for the year ended Tuesday, March 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no adjustments and no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers, noting no adjustments and no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties, and is not intended to be and should not be used by anyone other than the Specified Parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 21, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031173 FINRA MAR
COORDINATED CAPITAL SECURITIES INC
COMMERCE CTR III
704 RIVER PL
MONONA WI 53716-4006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TRACY WILLIAMS 608-221-4545

2. A. General Assessment (item 2e from page 2) $ 6569

B. Less payment made with SIPC-6 filed (**exclude interest**) (3049)
10/15/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3520

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3520

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3520

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COORDINATED CAPITAL SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Tracy Williams
(Authorized Signature)

V.P.
(Title)

Dated the 24th day of APRIL, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2014
and ending 3/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,082,912
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit ~~investment trust, from the sale of variable annuities, from the business of insurance, from investment~~ advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,180,071
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	74,532
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): DOLLAR FOR DOLLAR REIMB FROM REGISTERED REPS (Deductions in excess of $100,000 require documentation)	200,765
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,455,368
2d. SIPC Net Operating Revenues	$ 2,627,544
2e. General Assessment @ .0025	$ 6,569
	(to page 1, line 2.A.)